EXHIBIT 5.0

(Letterhead of Igler & Dougherty, P.A.)

December 13, 2005

Marco Community Bancorp, Inc.

1770 San Marco Road

Marco Island, Florida 34145

RE:	Registration Statement on Form S-8

Ladies and Gentlemen:

We have represented Marco Community Bancorp, Inc. (“MCB”) in connection with the preparation of a Registration Statement on Form S-8 (“Registration Statement”) relating to the registration of 80,000 shares (“Shares”) of MCB’s common stock, $0.01 par value. The Shares are being registered to facilitate the issuance of the Shares as provided under the 2003 Directors’ Stock Option and Limited Rights Plan (“Plan”). MCB is registering the Shares to enable it to issue Shares in accordance with the Plan and to allow the recipients of such Shares to resell the Shares in the public market from time to time or on a delayed basis.

In connection with this opinion, we have reviewed: (a) the Registration Statement; (b) MCB’s Articles of Incorporation, as amended; (c) MCB’s Bylaws, as amended; (d) the Resolutions adopted by MCB’s Board; and (e) such other certificates and instruments, and have made such investigation of law as we have deemed appropriate for purposes of giving the opinion expressed.

Based upon the foregoing, we are of the opinion that the Shares have been legally issued and are fully paid and non-assessable shares.

We consent to the filing of this opinion as an exhibit to the aforementioned registration statement on Form S-8 and to any amendments thereto. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

IGLER & DOUGHERTY, P.A.